SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated September 13, 2005.  GRUPO TMM ANNOUNCES SETTLEMENT OF VAT LAWSUIT.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner	Kristine Walczak
Investor Relations	General Investors, Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-780-7205
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio
Media Relations, Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM ANNOUNCES SETTLEMENT OF VAT LAWSUIT

Mexico City, September 13, 2005 - Grupo TMM, S.A. (BMV: TMM A and NYSE: TMM) (”TMM”) today announced that Grupo TFM, S.A. de C.V. (”Grupo TFM”) and the Mexican government have reached a settlement of Grupo TFM’s VAT lawsuit and the Mexican government’s Put option (”the Put”).

In accordance with a proposal jointly prepared and proposed by TMM and Kansas City Southern (”KCS”) in early 2005, Grupo TFM will acquire the 20 percent of shares of TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation, ending all litigation on these issues.

In accordance with the Amended Acquisition Agreement between TMM and KCS dated December 15, 2004, $110 million in a combination of cash, notes and stock will be paid by KCS to TMM.

Javier Segovia, president of TMM, stated, ”We are extremely pleased that TFM and the Mexican government were able to settle these issues on terms acceptable to both parties. TMM will receive a $110 million payment from Kansas City Southern as part of our sale of TFM to Kansas City Southern. This payment will improve TMM’s balance sheet while opening the door for new growth opportunities for the Company. This settlement provides enhanced value for all TMM stakeholders.”

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM's web site address is www.grupotmm.com.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in KCS; and other new businesses; risks associated with the Company's reorganization and restructuring; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.